Lyra Therapeutics, Inc.

480 Arsenal Way

Watertown, MA 02472

May 18, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Lyra Therapeutics, Inc.

Registration Statement on Form S-3 Filed May 11, 2022

File No. 333-264864

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Lyra Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-264864) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on May 20, 2022 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Wesley C. Holmes of Latham & Watkins LLP at (617) 948-6027 and that such effectiveness also be confirmed in writing.

Very truly yours,

Lyra Therapeutics, Inc.

By:	/s/ Jason Cavalier
Jason Cavalier
Chief Financial Officer

cc:	Wesley C. Holmes, Latham & Watkins LLP